Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct +1 212-407-4043 Main +1 212-407-4000 Fax +1 212-407-4990 jaryeh@loeb.com

May 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Titan Corporation Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted April 24, 2025 CIK No. 0002034400

Attention: Becky Chow, Stephen Krikorian, Jeff Kauten and Jan Woo

Dear Members of Staff:

On behalf of Black Titan Corporation, formerly, BSKE Ltd (the “Company”), we hereby provide a response to the comments issued in a letter dated May 8, 2025 (the “Staff’s Letter”) regarding the Draft Registration Statement on Form F-4 filed on April 24, 2025 (the “DRS F-4”). Contemporaneously, we are filing a revised Registration Statement on Form F-4 via Edgar (the “Form-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Form-4, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted on April 24, 2025 Unaudited pro forma condensed combined financial information, page 76

1.	Please address the following comments related to your unaudited pro forma condensed combined financial information.

●	The age of the pro forma financial information is based on the age of financial statements requirement applicable to the registrant. Since you are a foreign private issuer, the age of the pro forma information maybe determined by reference to Item 8 of Form 20-F.

Response: The Company clarified that TTNP has a fiscal year end of December 31, while TalenTec has a fiscal year end of July 31, accordingly the most recent period ended balance sheet date for TTNP is March 31, 2025 and for TalenTec is January 31, 2025. As TalenTec has been determined to be the accounting acquirer, its latest balance sheet date was used for pro forma presentation (January 31, 2025) and their prior fiscal year end was used for prior annual period presentation. The historical unaudited condensed financial statements of PubCo and TalenTec as of and for the six months ended January 31, 2025, which is included in this proxy statement/prospectus. The historical unaudited condensed financial statements of TTNP as of and for the three months ended March 31, 2025, which are included in TTNP’s Quarterly Report on Form 10-Q for the three months ended March 31, 2025, filed with the SEC on May 14, 2025

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission May 30, 2025 Page 2

●	We noted your disclosure that 5(B) derived from the audited statement of operations and comprehensive PubCo for the year ended July 31, 2024. However, the net loss presents on the face of pro forma schedule is not equal to the net loss on page F-24. Please ensure that amounts presented are consistent. In addition, please ensure your footnote references on page 81 are consistent with your footnotes on page 82.

Response: The Company has revised the disclosure on page 81 of the Form-4 in accordance with the Staff’s comment.

●	We note your disclosure that historical statement of operations of TTNP for the twelve months ended September 30, 2024, which derived by subtracting the financial result for the nine months ended September 30, 2023 from the combined financial results for the nine months ended September 30, 2024 and the fiscal year ended December 31, 2023. However, we cannot reconcile the net loss in amount of $5,846 for twelve months ended September 30, 2024. Please ensure that information is accurate.

Response: The Company has revised the disclosure on page 81 of the Form-4 in accordance with the Staff’s comment.

●	Please revise your disclosure “pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the results of the Combined Company” to be consistent with Rule 11-02(a)(6) of Regulation S-X.

Response: The Company has revised the disclosure on page 76 of the Form-4 in accordance with the Staff’s comment.

2.	Please revise your disclosure “pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the results of the Combined Company” to be consistent with Rule 11-02(a)(6) of Regulation S-X.

Response: The Company has revised the disclosure, and the unaudited financial statements have been included in the Form-4 in accordance with the Staff’s comment.

TalenTec Sdn. Bhd.

Other income, page F-48

3.	We note your response to comment 4. Please tell us the nature of your exchange gain, net. Reconcile these amounts to the foreign exchange gains (loss) presented on your page 47 and page F-36.

Response: The Company clarified that it had disclosed foreign currency translation adjustments on page 47 which were recorded in other comprehensive income. The discrepancy between the amounts disclosed in pages F-48 and F-36 arises due to the revaluation of intercompany balances. Intercompany balances denominated in a currency other than the functional currency of the subsidiaries to the transaction create foreign currency gains and losses that survive consolidation, even though intercompany balances do not.

To ensure clarity and consistent, the Company has revised the disclosure on F-54 and F-66 of the Revised Form-4 in accordance with the Staff’s comment.

Please call Tahra Wright at (212) 407-4122 or myself at (212) 407-4043 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Julia Aryeh
Julia Aryeh
Senior Counsel

cc:	Tahra Wright
Partner